UNITED STATES            OMB APPROVAL
     SECURITIES AND EXCHANGE COMMISSION
          Washington, D.C. 20549     OMB Number:  3235-0145
                                   Expires:  October 31, 1994
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                           SCHEDULE 13G

            UNDER THE SECURITIES EXCHANGE ACT OF 1934

              (Amendment No.          11         )*


                       Sealright Co., Inc.
                         (Name of Issuer)

                  Common Stock - $.10 par value
                  (Title of Class of Securities)

                           812138 10 5
                          (CUSIP Number)


Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)
(See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               13G

CUSIP No.      812138 10 5                   Page 2 of 9 Pages
  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          G. Kenneth Baum
          # ###-##-####

  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)  [  ]

          Not Applicable                               (b)  [  ]

  3  SEC USE ONLY


  4  CITIZENSHIP OR PLACE OF ORGANIZATION

          United States Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

       5       SOLE VOTING POWER
               -0-

       6       SHARED VOTING POWER
               -0-

       7       SOLE DISPOSITIVE POWER
               -0-

       8       SHARED DISPOSITIVE POWER
               -0-

  9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          -0-

 10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*               Not Applicable

 11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          0.0%

 12  TYPE OF REPORTING PERSON*
          IN

              * SEE INSTRUCTION BEFORE FILLING OUT!

                               13G

CUSIP No.      812138 10 5              Page  3  of 9  Pages
  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          William D. Thomas
          # ###-##-####

  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)  [  ]

          Not Applicable                               (b)  [  ]

  3       SEC USE ONLY

  4       CITIZENSHIP OR PLACE OF ORGANIZATION
          United States Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

       5       SOLE VOTING POWER
               -0-

       6       SHARED VOTING POWER
               -0-

       7       SOLE DISPOSITIVE POWER
               -0-

       8       SHARED DISPOSITIVE POWER
                      -0-
  9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      -0-

 10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*               Not Applicable

 11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          0.0%

 12  TYPE OF REPORTING PERSON*
          IN

              * SEE INSTRUCTION BEFORE FILLING OUT!

                               13G

CUSIP No.      812138 10 5                   Page 4 of 9  Pages
  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          George K. Baum Group, Inc.
          # 43-1252188

  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)  [  ]

          Not Applicable                               (b)  [  ]

  3       SEC USE ONLY


  4       CITIZENSHIP OR PLACE OF ORGANIZATION
          Missouri Corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

       5       SOLE VOTING POWER
               -0-

       6       SHARED VOTING POWER
               -0-

       7       SOLE DISPOSITIVE POWER
               -0-

       8       SHARED DISPOSITIVE POWER
               -0-

  9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          -0-

 10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*               Not Applicable

 11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          0.0%

 12  TYPE OF REPORTING PERSON*
          CO

              * SEE INSTRUCTION BEFORE FILLING OUT!

          This Amendment No. 11 to Schedule 13G amends the Amendment No. 10 to Schedule 13G filed on February 5, 1996 (collectively, with all amendments thereto, the "Schedule 13G"). The Schedule 13G is being filed to reflect the conversion on June 30, 1998, of all of the reporting persons' shares of Sealright Co., Inc. into the right to receive, for each share, $11.00 in cash and 0.5 shares of common stock, par value $.01 per share, of JPS Packaging Company pursuant to the Agreement and Plan of Merger, dated as of March 2, 1998, by and among Huhtamaki Oy, Seal Acquisition Corporation and Sealright Co., Inc.

ITEM 1:

          (a) Name of Issuer: Sealright Co., Inc., a Delaware corporation

          (b)  Address of Issuer's Principal Executive Offices:

               9201 Packaging Dr.
               De Soto, Kansas 66018-9503

ITEM 2:

          (a) Name of Person Filing: This Schedule 13G is filed pursuant to Rule 13d-1(c) of the Securities and Exchange Act of 1934, as amended (the "Act"). It is filed in conformity with Rule 13d-1(f)(1) of the Act as a joint filing by the following persons: G. Kenneth Baum, William D. Thomas and George K. Baum Group, Inc.

          (b)  Address of Principal Business Office or, if none,
               Residence:

               The business address for G. Kenneth Baum, William
               D. Thomas and George K. Baum Group, Inc. is 120
               West 12th Street, Suite 800, Kansas City, Missouri
               64105.

          (c)  Citizenship:   G. Kenneth Baum and William D.
                              Thomas are United States Citizens.
                              George K. Baum Group, Inc. is a
                              Missouri corporation.

          (d) Title of Class of Securities: Common stock, par value $.10 per share.

          (e)  CUSIP No.:  812138 10 5

ITEM 3:

          If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

               Not Applicable

ITEM 4:   Ownership

          As of June 30, 1998, immediately following the merger:

          (a)  Amount beneficially owned/Percent of class:

               (i) G. Kenneth Baum beneficially owned no shares and no percent of the outstanding common stock of Sealright Co., Inc.

               (ii) William D. Thomas beneficially owned no
                    shares and no percent of the outstanding common stock of Sealright Co., Inc.

               (iii)     George K. Baum Group, Inc. beneficially
                         owned no shares and no percent of the
                         outstanding common stock of Sealright
                         Co., Inc.

          (b)  Number of shares of which such person has:

               (i)  sole power to vote or to direct the vote:
                    1.   0 shares with respect to G. Kenneth
                         Baum.
                    2.   0 shares with respect to William D.
                         Thomas.
                    3.   0 shares with respect to George K. Baum
                         Group, Inc.


               (ii) shared power to vote or to direct the vote:
                    1.   0 shares with respect to G. Kenneth
                         Baum.
                    2.   0 shares with respect to William D.
                         Thomas.
                    3.   0 shares with respect to George K. Baum
                         Group, Inc.

               (iii)     sole power to dispose or to direct the
                         disposition of:
                    1.   0 shares with respect to G. Kenneth
                         Baum.
                    2.   0 shares with respect to William D.
                         Thomas.
                    3.   0 shares with respect to George K. Baum
                         Group, Inc.

               (iv) shared power to dispose or to direct the
                    disposition of:
                    1.   0 shares with respect to G. Kenneth
                         Baum.
                    2.   0 shares with respect to William D.
                         Thomas.
                    3.   0 shares with respect to George K. Baum
                         Group, Inc.

ITEM 5:   Ownership of Five Percent or Less of a Class.

          If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following X.

ITEM 6:   Ownership of More than Five Percent on Behalf of
          Another Person.

          No other person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of, the common stock of the issuer owned by the reporting persons.

ITEM 7:   Identification and Classification of the Subsidiary
          Which Acquired the Security Being Reported on By the
          Parent Holding Company.

          Not applicable.

ITEM 8:   Identification and Classification of Members of the
          Group.

          Not applicable.

ITEM 9:   Notice of Dissolution of Group.

          Not applicable.

ITEM 10:  Certification.

          Not applicable.

                            SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 25, 1998
                                   /s/ G. Kenneth Baum
                                        G. Kenneth Baum


                                   /s/ William D. Thomas
                                        William D. Thomas


                                   GEORGE K. BAUM GROUP, INC.


                                   By: /s/ William D. Thomas
                                             William D. Thomas
                                             President